Mail Stop 3561

August 3, 2009

Amy Rhoades
Vice President and General Counsel
A.C. Moore Arts & Crafts, Inc.
130 A.C. Moore Drive
Berlin, NJ 08009

> **Re:** **A.C. Moore Arts & Crafts, Inc.**
> **Form 10-K for Fiscal Year Ended January 3, 2009, as Amended**
> **Filed March 13, 2009 and May 4, 2009, Respectively**
> **File No. 000-23157**

Dear Ms. Rhoades:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Alan H. Lieblich, Esq.
Katharine E. Berg, Esq.
Blank Rome LLP
Facsimile No. (215) 832-5693